FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated March 20, 2007, regarding addition to product portfolio.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Clara Mak
Name:	Clara Mak
Title:	Chief Financial Officer

Date: March 20, 2007

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated March 20, 2007, regarding addition to product portfolio.

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Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact:

Investor Contact:
Clara Mak, CFO
3SBio Inc.
+86(24) 2581-1820
Investor Relations(HK):
Ruby Yim
Taylor Rafferty
+852 3196 3712
Investor Relations(US):
Mahmoud Siddig
Taylor Rafferty
+1(212) 889-4350
Media Contact:
John Dooley
Taylor Rafferty
+1(212) 889-4350

3SBIO INC. ANNOUNCES ADDITION TO PRODUCT PORTFOLIO

Approval of Licenses for Pre-Filled Syringe EPIAO Products

SHENYANG, PRC — March 20, 2007 — 3SBio Inc. (NASDAQ: SSRX), a leading biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China, announced today that the company has received approval from the PRC State Food and Drug Administration (“SFDA”) for licenses to produce and sell pre-filled syringe erythropoietin (“EPO”) products in 2,000 IU, 3,000 IU, 4,000 IU and 10,000 IU strengths under its brand name, EPIAO. The Company plans to launch pre-filled syringe EPIAO products within 2007.

The pre-filled syringe products are a natural complement to 3SBio’s portfolio of market leading products, including its flagship EPO product, EPIAO. EPIAO is currently an SFDA approved EPO for the specific treatment of anemia associated with chronic kidney diseases and chemotherapy-induced anemia. With a solid track record of safety, quality and reliability, EPIAO remains one of the most widely recognized and trusted EPO brands in China.

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“Pre-filled syringe EPO products provide patients with a number of benefits, including increased safety, ease of use and the flexibility to self-administer the medication at home,” said Dr. Jing Lou, 3SBio CEO. “We believe our pre-filled syringe EPIAO products will be an important addition to our product portfolio. This approval further demonstrates our focus on driving growth, margins and profitability through our proven R&D capabilities, innovative and cost-effective manufacturing operations, established nationwide sales and marketing network and market oriented management team.”

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

Safe Harbor Statement

Statements in this release regarding certain anticipated business prospects resulting from the approval constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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